Exhibit 23.3

Independent Auditors’ Consent

We consent to the use of our reports dated March 15, 2006 and December 15, 2005, with respect to the consolidated balance sheets of Premier Devices, Inc. (a California corporation) and subsidiaries as of December 31, 2005, 2004 and 2003, and the related consolidated statements of income, changes in shareholder’s equity, and cash flows for the years then ended, which reports appear in the Current Report on Form 8-K/A of Sirenza Microdevices, Inc. filed with the Securities and Exchange Commission on June 15, 2006 and are incorporated by reference in this Registration Statement on Form S-3 and the related prospectus, and to the reference to our firm under the heading “Experts” therein.

/s/ C.G. Uhlenberg LLP

Redwood City, California

November 15, 2006